UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business

days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

HydroArt, Inc.

Legal status of issuer

    Form

    C-Corporation

    Jurisdiction of Incorporation/Organization

    Delaware

    Date of organization

    September 15, 2021

Physical address of issuer

651 N. Broad St, Suite 206, Middletown DE 19709 USA

Website of issuer

https://hydro-art-pod.com

Current number of employees

1

	Most recent fiscal year-end (2022)	*Prior fiscal year-end (2021)*
Total Assets	$113,488	$24,563
Cash & Cash Equivalents	$112,183	$23,556
Accounts Receivable	$0	$0
Short-term Debt	$103,169	$0
Long-term Debt	$317,923	$194,714
Revenues/Sales	$84	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$702
Net Income	(144,643)	(88,569)

April 25, 2023

FORM C-AR

HydroArt, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by HydroArt, Inc., a Delaware C-Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://hydro-art-pod.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

HydroArt, Inc. (the "Company") is a Delaware C-Corporation Company, formed on September 15, 2021.

The Company is located at 651 N. Broad St, Suite 206, Middletown, DE, 19709.

The Company's website is https://hydro-art-pod.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

HydroArt, Inc. is a 1-year-old startup that has developed several agtech products that enable people around the world to grow healthy, nutritious food while minimizing their impact on the environment and working towards carbon neutrality.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The COVID-19 pandemic had a significant impact on prices, availability and cost of shipping of numerous components.
Many of those challenges remain and it is possible that this impact could continue to worsen which could adversely affect our business, results of operations or financial condition.

HydroArt, Inc. is an early stage company incorporated in September 2021, having operated an overseas subsidiary since September 2020.
Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses.

HydroArt, Inc. might not raise enough funds to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses.
Were revenue to decrease or fail to eventuate, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future,

the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations.
Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

As an early-stage company, we may implement new lines of business at any time.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets.

Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We will be conducting some of our operations outside of the United States through subsidiary entities and will need to comply with local laws and regulations.

We intend to maintain HydroArt, Inc. as the parent company for any such subsidiaries but cannot guarantee that this will be the case indefinitely.

HydroArt, Inc. will use the offering proceeds in the ways management deems most effective towards the Company's goals.

This means that although we have plans for the raised capital to focus on sales, marketing, and scaling up operations, the Company will have the ultimate discretion to use the proceeds as it sees fit.

HydroArt, Inc. may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur.

In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We may provide certain projected results of operations to prospective investors in connection with this offering.

Projections are hypothetical and based upon present factors thought by management to influence our operations and may be affected by other possible occurrences beyond our ability to control or even predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed).
Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Units, Investors would receive CF Shadow Securities in the form of units of Series B-CF Shadow Preferred Units and would be required to enter into a proxy that allows the Intermediary to vote their units of Series B-CF Shadow Preferred Units consistent with the majority of the Series B Common unitholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

The Company's equity securities will be subject to dilution.
The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's

needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

We face competition with respect to our key products that we seek to develop or commercialize in the future.
We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

We may be subject to future governmental regulations.
Aspects of our business and our products may be regulated at the local, state, and federal levels. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders.
If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

We are a mission driven business that is focused on providing a product that is both safe and environmentally-friendly.
As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and may initially result in high product costs. These decisions may potentially reduce the amount of revenue available to the Company to operate and grow, and ultimately to return to investors, which may further increase the riskiness of the investment and potential loss of any investment.

Our success is also dependent on our product innovation, including maintaining a robust pipeline of new products, and the effectiveness of our product packaging, advertising campaigns and marketing programs, including our ability to successfully adapt to a rapidly changing media environment, such as through use of social media and online advertising campaigns and marketing programs.

There can be no assurance as to our ability to develop and launch successful products or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Our failure to make the right strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand for our products by negatively affecting consumer perception, as well as result in inventory write-offs and other costs.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF.
Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Aline Pate is a part-time officer.
As such, it is likely that the company will not make the same progress as it would if that were not the case.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

HydroArt, Inc. is a 1-year-old startup that has developed several agtech products that enable people around the world to grow healthy, nutritious food while minimizing their impact on the environment and working towards carbon neutrality.

Business Plan

HydroArt, Inc. has developed a number of innovative agtech products, including the HydroArtPod, to address critical issues such as limited food production capacity, carbon emissions, food miles, plastic packaging, and food waste. It is a futuristic, wall-mounted indoor hydroponics ecosystem that automates year-round home-grown food production with minimal effort or knowledge required. The system's software handles monitoring and measuring, prompting the user through an app only when necessary. It grows a wide range of greens, vegetables, herbs, and flowers without the need for harmful chemicals or pesticides. The HydroArtPod is water and energy-efficient, maximizes space efficiency, and supports five of the United Nations' Sustainable Development Goals.

The device tracks carbon savings and vitamin intake, promoting a healthy and sustainable lifestyle. The HydroArtPod app gamifies the user's way to a healthy lifestyle and rewarding carbon savings. The unique support arms enable growing larger fruiting vegetables and delivering exceptional growing results.

Routes to market include:

- Online Sales (B2C): We will establish an e-commerce platform to sell HydroArtPod directly to consumers. The platform will include detailed product information, videos, tutorials, and customer reviews to facilitate informed decision-making.
- Retail Distribution (B2B2C): We will partner with established home and garden retailers, as well as eco-friendly and sustainable product stores, to showcase and sell the HydroArtPod in-store. This will allow customers to see the product in person, increasing their confidence in the product.
- Collaborations and Partnerships (B2B, B2C): We will collaborate with eco-conscious influencers, gardening enthusiasts, and sustainability advocates to promote the HydroArtPod through social media and blog content, increasing brand visibility and credibility. We will also partner with corporate organizations to offer the device to their customers and staff.
- Trade Shows and Exhibitions: We will participate in relevant trade shows and exhibitions, such as home and garden shows, sustainability fairs, and technology conferences, to demonstrate the HydroArtPod and network with potential partners and customers.

Key Geographical Markets include:

- Urban centers worldwide, particularly in North America, Europe, and Asia-Pacific regions, where space is limited and there is a growing interest in sustainable, home-grown food production.

- Areas with a high concentration of environmentally conscious consumers and a strong commitment to sustainable living.

The HydroArtPod is suitable for individuals or families who are interested in sustainable, home-grown food production and value the convenience and efficiency of an automated indoor hydroponics system. It is ideal for those who may not have extensive knowledge or experience in gardening, but still want to grow their own fresh produce. The HydroArtPod is also suitable for customers who are conscious about their environmental impact and want to promote sustainable practices by reducing food waste, plastic packaging, and the use of harmful chemicals.

Competition

HydroArt's main competitors can be categorized as follows:

- Traditional indoor gardening systems, such as potted plants, grow lights, and simple hydroponic setups.
- Other smart indoor gardening products that offer automated monitoring and maintenance, such as AeroGarden and Click & Grow.
- Vertical gardening solutions and modular indoor farming systems.

HydroArtPod's main competitive advantages are:

- Comprehensive Automation: HydroArtPod offers a fully automated hydroponics system that handles monitoring and measuring of essential growth parameters, such as water level, nutrient balance, and pH level. The system's software only prompts users through the app when necessary, making it easy for those with limited gardening knowledge or experience. This level of automation allows users to focus on enjoying the benefits of home-grown food without worrying about the intricacies of the process.
- Versatile Plant Growth: Unlike some competitors, HydroArtPod supports a wide range of plants, including greens, veggies, herbs, and flowers. The unique support arms enable the growth of larger fruiting vegetables, providing exceptional results and variety in the types of plants that can be grown. This versatility ensures that customers can grow diverse and nutritious produce to suit their dietary preferences.
- Gamification and Education: The HydroArtPod app goes beyond simple monitoring and control by gamifying the user's journey to a healthy and sustainable lifestyle. Users are rewarded for carbon savings, promoting positive behavior change and increasing engagement. The system also serves as an educational tool, teaching children about food production and encouraging healthy eating habits from a young age.
- Aesthetic Appeal: The wall-mounted design and aesthetics of HydroArtPod make it a visually appealing addition to any living space. Unlike some other indoor gardening systems, HydroArtPod seamlessly integrates into modern home decor, making it an attractive feature that doubles as a conversation starter.
- Sustainability and Global Impact: HydroArtPod is designed with sustainability at its core, supporting five of the United Nations' Sustainable Development Goals. By reducing food waste, carbon emissions, and plastic packaging, and eliminating the need for harmful chemicals,

HydroArtPod enables customers to make a positive environmental impact. This commitment to sustainability differentiates HydroArtPod from competitors and appeals to eco-conscious consumers.

- Energy and Water Efficiency: The HydroArtPod system is designed to be energy and water-efficient, minimizing waste and reducing the overall environmental footprint of food production. By using advanced hydroponic technology, it ensures that water and nutrients are optimally utilized, leading to less waste and a more sustainable indoor gardening experience.
- Customizable Experience: The HydroArtPod app allows users to tailor their gardening experience to their preferences, including adjusting the settings for plant growth, lighting, and nutrient delivery. This level of customization ensures that customers can optimize their HydroArtPod system for the specific plants they want to grow, achieving the best possible results.

By combining comprehensive automation, versatility, gamification, aesthetic appeal, sustainability, efficiency, and customization, HydroArtPod offers a superior indoor gardening solution compared to its competitors. This combination of features and benefits allows HydroArtPod to meet the diverse needs of its target customers, making it the ideal choice for those seeking a convenient, sustainable, and attractive indoor gardening experience.

Customer Base

Target customers include:

B2C:

- Urban dwellers who lack outdoor gardening space and are interested in growing their own food at home.
- Eco-conscious consumers who prioritize sustainable practices and want to reduce their environmental impact.
- Individuals and families who value convenience and efficiency in their home-grown food production.
- Parents who wish to educate their children on healthy eating habits and growing food.

B2B:

- Boutique retailers
- Home appliance retailers
- Garden centers
- Sustainability consultants
- Health centers, gymnasiums and private clinics
- Corporates who wish to demonstrate their commitment to Sustainability.

Intellectual Property

Patents Application or Registration:

None.

Trademarks:

Currently none but trademark registration is planned.

Licenses

None.

Governmental/Regulatory Approval and Compliance

None

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is not operated by any managing entity.

Other

The Company's principal address is at 651 N. Broad St, Suite 206, Middletown, DE, 19709.

The Company has no additional addresses.

The Company conducts business in Delaware.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

RICHARD PATE

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President & CEO: 2021 – Current

Secretary: 2021 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Executive Functions

Name

Aline Pate

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: 2021 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Product Development

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees in Delaware and 1 employee in the United Arab Emirates.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting Rights	Anti-Dilution Rights
Common Stock – Richard Pate	4000 shares	Yes	No
2020 SAFEs	$72,000	No	Yes (Valuation Cap)
2021 SAFEs	$40,700	No	Yes (Valuation Cap)
2022 Crowd SAFEs	$88,850	No	No

Our authorized stock capital consists of 5000 shares, all of which are designated as common stock, each having $0.01 par value. As of December 31, 2022 there were 4000 shares of common stock and no shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be decided by the board.

The common stock is the only class of securities that has voting power. In addition to the common stock, the company has issued the following outstanding securities, none of which have voting power:

In 2020 the subsidiary company issued $72,000 in Simple Agreements for Future Equity ("SAFEs") directly with a number of angel investors. The funds were to be used for working capital, R&D and marketing.

In 2021 the subsidiary company issued $40,700 in a SAFE to a further angel investor, with funds also to be used to working capital, R&D and marketing.

On November 16, 2022, the Company issued $88,850 in Simple Agreements for Future Equity (the "Crowd SAFEs"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth.

The Regulation CF Transaction was conducted through Wefunder Portal LLC (the "Intermediary"). The Intermediary received 7.5% of the proceeds of the Regulation CF Transaction in cash (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $82,186 in net proceeds from the offering, which was reflected on the balance sheet under contingent obligations related to advances made on future issuance of equity instruments.

The Crowd SAFEs are convertible, at the Company's option, on the completion of any Qualified Financing consummated subsequent to the issuance of the Crowd SAFEs, into a series of capital stock identical in all respects to the shares of capital stock issued in the relevant Qualified Financing (the "CF Shadow Series"), except that the holders of such CF Shadow Series will have no voting rights, information or inspection rights (except with respect to such rights deemed not waivable by laws). In the event of such a conversion, the conversion price will be equal to the lesser of (i) 80% of the price per share for the capital stock sold in the applicable Qualified Financing or (ii) the price per share derived by dividing

$5,000,000 by the fully diluted number of shares of capital stock of the Company outstanding immediately prior to such Qualified Financing (as applicable, the "Conversion Price").

In the event the Crowd SAFEs are still outstanding on the date of an IPO or change of control, holders of the Crowd SAFEs will receive the same consideration such investor would have received as a holder of shares of common stock (if the liquidity event occurs prior to any Qualified Financing) or the same consideration such investor would have received as a holder of the capital stock issued in the last Qualified Financing prior to such liquidity event, in either case calculated based on the applicable Conversion Price. As the conversion and the resulting effect of the discount or valuation cap on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the effect of the discount or valuation cap.

The Company has the following debt outstanding:

Type of debt	Shareholder Loan
Name of creditor	Aline Pate
Amount outstanding	$63,950
Interest rate and payment schedule	5% per year
Amortization schedule	3 years
Describe any collateral or security Company assets.	Company assets
Maturity date	June 30, 2024
Other material terms	Shareholder loan provided to subsidiary company byAlinePate Ltd

Type of debt	Shareholder Loan
Name of creditor	Richard Pate
Amount outstanding	$58,666
Interest rate and payment schedule	5% per year
Amortization schedule	3 years
Describe any collateral or security Company assets.	Company assets
Maturity date	December 31, 2024
Other material terms	Shareholder loan provided to subsidiary company byAlinePate Ltd

The total amount of outstanding debt of the company is $122,616.

Ownership

The Company ownership is as follows:

Name	Percentage Owned
Richard Pate	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Total Income Taxable	Income Total Tax
$84	-$144,643	$0

Operations

The Company completed its first fund raise that began in May 2022. The purpose of this raise was to generate funds to complete product development and production of the HydroArtPod, and conduct marketing activities to drive revenue. By mid 2024 the Company intends to be profitable. We generate revenue through product sales and consumer subscriptions. While we have pre-sold a number of devices, these have not yet been manufactured or delivered to customers and are therefore categorized as Deferred Revenue.

The Company incurred total operating expenses of $143,597 for the year ended December 31, 2022. The Company generated $84 in other income, resulting in a net income of $-144,643. The Company reported the cost of general & administrative expenses as incurred and aggregated $24,980 for the year ended December 31, 2022. The Company reported sales & marketing expenses as $80,979 for the year ended December 31, 2022. The Company reported R&D expenses as $37,638 for the year ended December 31, 2022.

Liquidity and Capital Resources

On May 20, 2022 the Company conducted an offering pursuant to Regulation CF and raised $88,850.

The Company's subsidiary also executed two private placements via promissory notes for an aggregate principal amount of $122,616. The Company will likely require additional financing in excess of these two offerings and its revenue from ongoing operations in order to sustain continued investment in growth over the next 12 months.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

We will need to purchase tooling equipment for production of the HydroArtPod. We will also need to purchase several machines for production of consumables such as seedpods and plant food pods.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Shareholder Loan

Related Person/Entity	Aline Pate
Relationship to the Company	Aline Pate is Richard Pate's spouse
Total amount of money involved	$63,950
Benefits or compensation received by related person	As a Director and Employee of the subsidiary company byAlinePate Ltd, Aline Pate made a loan to her own company
Benefits or compensation received by Company	None
Description of the transaction	Subsidiary business partner loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

_____
(Signature)

Richard Pate
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the below persons in the capacities and on the dates indicated.

_____
(Signature)

Richard Pate
_____
(Name)

CEO
_____
(Title)

April 25, 2023
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Richard Pate, being the CEO of HydroArt, Inc., a Delaware C-Corporation company (the "Company"), hereby certify as of this that: (i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and (ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

_____
(Signature)

Richard Pate
_____
(Name)

CEO
_____
(Title)

April 25, 2023
_____
(Date)

EXHIBITS

Exhibit A Financial Statements

Financial Statements

Profit and Loss

<table>
<tr><td colspan="2">HYDROART, INC.
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2022</td></tr>
<tr><td rowspan="2">PARTICULARS</td><td>Year ending December 31, 2022</td></tr>
<tr><td>(Amount in $)</td></tr>
<tr><td>Revenue:</td><td></td></tr>
<tr><td>Sales</td><td>-</td></tr>
<tr><td>Total revenues</td><td>-</td></tr>
<tr><td></td><td></td></tr>
<tr><td>Cost of goods sold</td><td>-</td></tr>
<tr><td></td><td>-</td></tr>
<tr><td></td><td></td></tr>
<tr><td>Gross Profit</td><td>-</td></tr>
<tr><td></td><td></td></tr>
<tr><td>Other Income (Loss):</td><td></td></tr>
<tr><td>Miscellaneous Income</td><td>84</td></tr>
<tr><td>Total Other Income(Loss)</td><td>84</td></tr>
<tr><td></td><td></td></tr>
<tr><td>Expenses:</td><td></td></tr>
<tr><td>Administrative Expenses</td><td>2,745</td></tr>
<tr><td>Bank charges</td><td>970</td></tr>
<tr><td>Advertising, Marketing & Promotions</td><td>80,514</td></tr>
<tr><td>Consultant Services</td><td>2,011</td></tr>
<tr><td>Forex Gain (Loss)</td><td>214</td></tr>
<tr><td>Fuel Expenses</td><td>339</td></tr>
<tr><td>Insurance - General</td><td>871</td></tr>
<tr><td>IT software & consumables</td><td>3,532</td></tr>
<tr><td>Legal and Accounting Services</td><td>987</td></tr>
<tr><td>Legal and professional fees</td><td>896</td></tr>
<tr><td>R&D Expenses</td><td>37,638</td></tr>
<tr><td>Salaries</td><td>12,219</td></tr>
<tr><td>Selling Expenses</td><td>466</td></tr>
<tr><td>Telephone Expenses</td><td>7</td></tr>
<tr><td>Travel expenses - general and admin expenses</td><td>188</td></tr>
<tr><td>Total Expenses</td><td>143,597</td></tr>
<tr><td></td><td></td></tr>
<tr><td>Income from operations (loss)</td><td>(143,513)</td></tr>
<tr><td></td><td></td></tr>
<tr><td>Other Expenses:</td><td></td></tr>
<tr><td>Depreciation, Equipment</td><td>272</td></tr>
<tr><td>Depreciation, Furniture</td><td>60</td></tr>
<tr><td>Other Expenses</td><td>798</td></tr>
<tr><td>Total Expenses</td><td>1,129</td></tr>
<tr><td></td><td></td></tr>
<tr><td>Net income (loss) for the year</td><td>(144,643)</td></tr>
<tr><td></td><td></td></tr>
</table>

Balance Sheet

HYDROART, INC.
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2022

PARTICULARS	As of December 31, 2022
	(Amount in $)
Assets	
Current assets:	
Cash and cash equivalents	112,183
UAE - VAT Refund Receivable	30
Total current assets	**112,213**
Fixed & Intangible assets:	
Property, plant & equipment	
Computers	1,359
Furniture and Fixtures	599
(Less accumulated depreciation)	(683)
Intangible assets	-
(Less accumulated amortization	-
Total Fixed & Intangible Assets	**1,275**
Non-current assets:	-
Total non-current assets	**-**
Total Assets	**113,488**
Liabilities & Stockholders' Equity	
Current liabilities:	
Accounts payable	440
Deferred Revenue	102,729
Total current liabilities	**103,169**
Non-current Liabilities:	
Due to shareholders	122,616
SAFE Convertible Notes	113,122
Wefunder Portal LLC - Boston Private	82,186
Total non-current liabilities	**317,923**
Total liabilities	**421,092**
Stockholders' equity (deficit):	40
Additional Paid-in Capital - Common stock	
Retained Earnings (accumulated deficit)	(163,001)
Net income (loss)	(144,643)
Total stockholders' equity (deficit):	**(307,604)**
Total Liabilities and stockholders' equity (deficit)	**113,488**

Stockholder Equity

HYDROART, INC. CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDING DECEMBER 31, 2022						
PARTICULARS	**Common stock**	**Common stock**	**Additional paid-in Capital**	**Retained earnings (accumulated deficit)**	**Other comprehensive income**	**Total**
	(shares)	(par)				(Amount in $)
Beginning Balance, December 31, 2021	**4,000**	**40**	**-**	(163,001)	**-**	**(162,961)**
Issuance of Common stock	-	-	-	-	-	-
Net income (loss)	-	-	-	(144,643)	-	**(144,643)**
Ending Balance, December 31, 2022	**4,000**	**40**	**-**	**(307,644)**	-	**(307,604)**

5

Cashflow

HYDROART, INC. CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDING DECEMBER 31, 2022	
PARTICULARS	**Year ending December 31, 2022** (Amount in $)
Cash flow From Operating Activities:	
Net income (loss)	(144,643)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	332
Change in Working Capital	110,391
Net cash provided (used) by operating activities	**(33,920)**
Cash flow From Investing Activities:	
Purchase of Furnitures	(599)
Net cash provided (used) by investing activities	**(599)**
Cash flow from Financing Activities:	
Increase in Due to Shareholders	40,952
Investment from Wefunder Portal LLC - Boston Private	82,186
Net cash provided (used) by financing activities	**123,138**
Increase (decrease) in Cash and cash equivalents	88,619
Cash and cash equivalents, beginning of year	23,564
Cash and cash equivalents, end of year	**112,183**